Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 20, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a circular on November 16, 2006, a copy of which is attached as Exhibits 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Circular, dated November 16, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited (Registrant)

	By:	/s/ Wu Yan
(Signature)
November 20, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of China Life Insurance Company Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

DISCLOSEABLE TRANSACTION

SUBSCRIPTION OF SHARES IN

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED

16 November, 2006

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors;

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC and the H shares of which are listed on the Stock Exchange. China Life Insurance Company Limited is one of the leading life insurance companies in the PRC. It offers individual and group life insurance policies, annuity contracts, long-term health insurance policies and short-term health insurance policies;

“connected person”	has the meaning ascribed to it under the Listing Rules;

“Directors”	the directors of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of thePRC;

“ICBC”	Industrial and Commercial Bank of China Limited, a joint stock limited company incorporated in the PRC with limited liability, dealing in the ICBC H Shares and ICBC A Shares commences on 27 October 2006;

“ICBC A Shares”	A shares of ICBC listed on the Shanghai Stock Exchange;

“ICBC A Share Offering”	the public offering of ICBC A Shares in the PRC;

“ICBC Global Offering”	the listing of ICBC H Shares on the Stock Exchange by way of a global offering;

“ICBC H Shares”	H shares of ICBC listed on the Stock Exchange;

“ICBC International Offering”	the international offering of ICBC H Shares as described in the ICBC Prospectus;

“ICBC Prospectus”	the prospectus of ICBC dated 16 October 2006;

“Joint Bookrunners”	the joint bookrunners referred to in the ICBC Prospectus;

“Latest Practicable Date”	24 October, 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Placing Agreement”	the placing agreement dated 15 September 2006 entered into, among others, the Company and ICBC;

“PRC”	the People’s Republic of China, excluding for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance, Cap 571;

“Shares”	ordinary shares in the capital of the Company with a par value of RMB1.00 each;

“Shareholders”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Strategic Investor Subscription Agreement”	the strategic investor subscription agreement dated 27 September 2006 entered into by among others, the Company and ICBC;

“Subscription”	the subscription of ICBC H Shares and ICBC A Shares by the Company as described in this circular; and

“Supervisors”	the supervisors of the Company.

For the purpose of this circular, unless otherwise indicated, the exchange rate of HK$100-RMB101.573 (the middle price of the conversion of HK$ to RMB announced by the People’s Bank of China on 24 October 2006) has been used where applicable. Such conversion is for the purpose of illustration only and shall not constitute a representation that any amount has been, could have been or may be exchanged using such or any other exchange rate.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Executive Directors:	Registered office:
Mr. Yang Chao	China Life Tower
Mr. Wu Yan	16 Chaowai Avenue
Mr. Wan Feng	Chaoyang District
Beijing 100020, China
Non-executive Directors:
Mr. Shi Guoqing	Principal place of business
Ms. Zhuang Zuojin	in Hong Kong:
25th Floor, C.L.I. Building
Independent Non-executive Directors:	313 Hennessy Road, Wanchai
Mr. Long Yongtu	Hong Kong
Mr. Sun Shuyi
Mr. Ma Yongwei
Mr. Chau Tak Hay
Mr. Cai Rang

16 November, 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

SUBSCRIPTION OF SHARES IN

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED

INTRODUCTION

On 25 October, 2006, the Board announced that the Company has subscribed for approximately 651,465,000 ICBC H Shares and 1,280,358,219 ICBC A Shares as part of the ICBC International Offering and ICBC A Share Offering, respectively, for a total consideration of approximately HK$5.93 billion. Upon completion of the ICBC Global Offering (including exercise of the over-allotment option for the ICBC Global Offering) and the ICBC A Share Offering and assuming that the over-allotment option for the ICBC A Share Offering is exercised, the total number of ICBC H Shares and ICBC A Shares held by the Company represents approximately 0.57836% of the issued share capital of ICBC. The Subscription constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with further details of the subscription.

SUBSCRIPTION OF ICBC H SHARES

As part of the ICBC International Offering, the Company, as one of the corporate investors, entered into the Placing Agreement with ICBC and the Joint Bookrunners for the subscription by the Company at the offer price of the ICBC Global Offering for such number of ICBC H Shares that may be purchased with an aggregate of HK$2.0 billion.

On 23 October 2006, ICBC announced that the offer price for the ICBC Global Offering has been determined at HK$3.07 per H share (exclusive of brokerage of 1%, SFC transaction levy of 0.005% and Stock Exchange trading fee of 0.005%). Upon completion of the ICBC Global Offering, the total number of ICBC H Shares that the Company subscribed for is 651,465,000, which represents approximately 0.195% of the shares outstanding immediately following the completion of the ICBC Global Offering (including exercise of the over-allotment option for the ICBC Global Offering) and the ICBC A Share Offering assuming that the over-allotment option for the ICBC A Share Offering is exercised.

As one of the corporate investors, the Company has agreed that without the prior written consent of ICBC and the Joint Bookrunners, it will not whether directly or indirectly, at any time during the period of twelve months following the date on which the ICBC H Shares are first listed on the Stock Exchange, dispose of any of the ICBC H Shares subscribed pursuant to the Placing Agreement. After such lock-up period, the Company has further agreed to inform ICBC in writing prior to the disposal of any of their ICBC H Shares subscribed pursuant to the Placing Agreement.

SUBSCRIPTION OF ICBC A SHARES

Concurrently with the ICBC Global Offering, ICBC has undertaken the ICBC A Share Offering in the PRC. The Company has subscribed for ICBC A Shares through the strategic placement, institutional placement and public offering under the ICBC A Share Offering.

As part of the ICBC A Share Offering, the Company, as one of the strategic investors, entered into the Strategic Investor Subscription Agreement with ICBC for the subscription by the Company at the offer price of the ICBC A Share Offering for such number of ICBC A Shares that may be purchased with an aggregate of RMB2.0 billion. On 23 October 2006, ICBC announced that the offer price for the A Share Offering has been determined at RMB3.12 per ICBC A Share. After adjustment for the exchange rate difference the Hong Kong dollar and the Renminbi, the offer price in the ICBC A Share Offering is equivalent to the offer price in the ICBC Global Offering. Based on the offer price at RMB3.12 per ICBC A Share, the total number of ICBC A Shares allocated to the Company under the Strategic Investor Subscription Agreement was 641,025,000.

The lock-up period for the ICBC A Shares placed to strategic investors, including the Company, will be 12 months for the 50% of the ICBC A Shares placed under the Strategic Investor Subscription Agreement, and 18 months for the remaining 50%. The lock-up period will commence from the date on which ICBC A Shares are listed and traded on the Shanghai Stock Exchange.

Under the institutional placement, the Company was allocated with an aggregate of 336,840,912 ICBC A Shares. The lock-up period for the ICBC A Shares placed to institutional placement participants, including the Company, will be 3 months, and will commence from the date on which the ICBC A Shares are listed and traded on the Shanghai Stock Exchange.

Under the public offering, the Company was allocated with 302,492,307 ICBC A Shares. Shares in the public offering are not subject to any lock-up period.

Accordingly, the Company has subscribed for an aggregate of 1,280,358,219 ICBC A Shares through strategic placement, institutional placement and public offering, which represents approximately 0.38336% of the of the shares outstanding immediately following the completion of the ICBC Global Offering (including exercise of the over-allotment option for the ICBC Global Offering) and the ICBC A Share Offering assuming that the over-allotment option for the ICBC A Share Offering is exercised.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, ICBC is a third party independent of and not connected with the Company and its connected persons (as defined in the Listing Rules). The Subscription was completed on 27 October 2006. The consideration in cash is financed from the Company’s internal resources.

INFORMATION ON ICBC

ICBC primarily operates in China and provides an extensive range of commercial banking products and services. Dealing in the ICBC H Shares and ICBC A Shares commences on 27 October 2006.

The following information is extracted from the ICBC Prospectus. ICBC is the largest commercial bank in China in terms of total assets, loans and deposits. At 31 December 2005, it had RMB6,456.1 billion (US$816.8 billion) in total assets, RMB3,289.6 billion (US$416.2 billion) in total loans, RMB5,736.9 billion (US$725.8 billion) in total deposits, and its total operating income in 2005 was RMB171.6 billion (US$21.7 billion).

For the two years ended 31 December 2005, the consolidated profit before and after tax of ICBC (prepared in accordance with International Financial Reporting Standards) is as follows:

	For the year ended 31/12/2004		For the year ended 31/12/2005
Profit before tax	RMB	54,411 million	RMB	63,026 million
Profit after tax	RMB	31,218 million	RMB	38,019 million

REASONS FOR THE SUBSCRIPTION

Through the Company’s investment in ICBC, the Company strives to further improve its investment return and create greater value for the Shareholders. The Directors (including the independent non-executive Directors) consider the terms of the Subscription to be fair and reasonable and are on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE SUBSCRIPTION

The total consideration of approximately HK$5.93 billion paid for the Subscription is financed through its own internal resources. The Board believes that the Subscription will not give rise to any material effect on the earnings, assets and liabilities of the Group.

LISTING RULES IMPLICATION

The Company’s subscription of ICBC H Shares, when aggregated with the subscription of ICBC A Shares, constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board of
China Life Insurance Company Limited
Yang Chao
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(A) Directors’ and Supervisors’ interests in the shares of the Company

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive had interest and short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors, Supervisors and chief executive were deemed or taken to have under the provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein or otherwise to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(B) Interest of Substantial Shareholders of the Company

As at the Latest Practicable Date, as far as is known to any Directors and chief executive, the following persons (other than the Directors, Supervisors and chief executive) had interests or short positions in the shares or underlying shares of the Company under the Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Substantial Shareholder	Capacity	Type of Shares	Number of Shares held		Percentage of the respective type of Shares	Percentage of the total number of Shares in Issue
China Life Insurance (Group) Company	Beneficial Owner	Domestic Shares	19,323,530,000	(L)	100	72.2
Lee Shau Kee(1)	Founder of discretionary trusts & interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.60
Leeworld (Cayman) Limited(1)	Trustee	H Shares	428,358,620	(L)	5.76	1.60
Leesons (Cayman) Limited(1)	Trustee	H Shares	428,358,620	(L)	5.76	1.60
Lee Financial (Cayman) Limited(1)	Interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.60
Shau Kee Financial Enterprises Limited(1)	Interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.60
Richbo Investment Limited(1)	Beneficial owner	H Shares	428,358,620	(L)	5.76	1.60
Credit Suisse Group(2)	Interest of corporation controlled by Credit Suisse Group	H Shares	440,049,077 366,921,078 6,683,064	(L) (S) (P)	5.91 4.93 0.09	1.64 1.37 0.02
Deutsche Bank Aktiengesellschaft(3)	Beneficial owner, investment manager and person having security interested in shares	H Shares	650,919,139 439,056,512	(L) (S)	8.75 5.9	2.43 1.64
JPMorgan Chase & Co.(4)	Beneficial owner, investment manager and custodian corporation/approved lending agent	H Shares	634,222,921 247,878,700	(L) (P)	8.52 3.33	2.37 0.93

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Note (1):	These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H shares were held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited (“Shau Kee Financial”). Lee Financial (Cayman) Limited (“Lee Financial”) as trustee of a unit trust (the “Unit Trust”) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited (“Leeworld”) and Leesons (Cayman) Limited (“Leesons”), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee owned the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, Mr. Lee Shau Kee, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo were taken to have an interest in these 428,358,620 H shares.

Note (2):	Credit Suisse Group was interested in a total of 440,049,077 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Credit Suisse Securities (USA) LLC, Credit Suisse International, Credit Suisse (Hong Kong) Limited, Credit Suisse, Credit Suisse New York Branch and Credit Suisse Securities (Europe) Limited were interested in 89,099,000 H shares, 87,801,182 H shares, 223,325,561 H shares, 13,471,270 H shares, 6,683,064 H shares and 19,669,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Credit Suisse Group.

Included in the 440,049,077 H shares are 6,683,064 H shares (0.09%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests - Securities Borrowing and Lending) Rules.

In addition, Credit Suisse Group held by way of attribution a “short position’ as defined under Part XV, SFO in 366,921,078 H shares (4.93%).

Note (3):	Deutsche Bank Aktiengesellschaft was interested in a total of 650,919,139 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Investment Management Americas Inc., Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International GmbH, DWS (Austria) Investmentgesellschaft mbH, DWS Investment GmbH, DWS Investment S.A. Luxembourg, DWS Investments Italy SGR S.p.A., Deutsche Bank AG Frankfurt, Deutsche Vermogensbilidungsgesellschaft mit beschrankter Haftung, Deutsche Bank (Suisse) S.A. and Deutsche Bank AG Singapore Branch were interested in 1,988,000 H shares, 15,566,000 H shares, 5,688,000 H shares, 660,000 H shares, 108,150,000 H shares, 28,158,000 H shares, 1,170,000 H shares, 32,000 H shares, 377,000 H shares, 20,000 H shares and 181,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a “short position” as defined under Part XV, SFO in 439,056,512 H shares (5.90%).

Note (4):	JPMorgan Chase & Co. was interested in a total of 634,222,921 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited - Co Reg #:197601586K, JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Canada) Inc., J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc. and JPMorgan Asset Management (Japan) Limited were interested in 249,143,700 H shares, 12,728,512 H shares, 15,237,409 H shares, 4,339,000 H shares, 227,249,000 H shares, 4,472,000 H shares, 426,000 H shares, 13,000,000 H shares, 98,592,300 H shares and 9,035,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 634,222,921 H shares are 247,878,700 H shares (3.33%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests - Securities Borrowing and Lending) Rules.

Save as disclosed above, the Directors, Supervisors and chief executives of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

3. LITIGATION

Save as disclosed below, as at the Latest Practicable Date, the Company was not engaged in any litigation or claim of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

The Company and certain of its past and present directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March, 2004 and 14 May, 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO. 04 CV 2112 (TPG). The plaintiffs filed a consolidated amended complaint on 19 January, 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan as defendants. The consolidated amended complaint alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March, 2005. The plaintiffs then further amended their complaint. The defendants moved to dismiss the second amended complaint on 18 November, 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

4. DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had a service contract with any member of the Group which was not determinable by the Company within one year without payment of compensation other than statutory compensation.

5. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors and their respective associates had any interests in a business which competes or may compete with the businesses of the Group.

6. MISCELLANEOUS

a.	The registered office of the Company is China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing 100020, China.

b.	The principal place of business in Hong Kong is 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong.

c.	The company secretary of the Company is Mr. Heng Kwoo Seng, CPA and FCA and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Mr. Yang Zheng, AICPA.

d.	The Hong Kong share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited of Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

e.	In the event of inconsistency, the Chinese text of this circular shall prevail over the English text.